уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 376-81-71
e-mail: gd@gd.usi.ru, internet: www.usi.ru
ОКПО 01134530, ОГРН 1025900510349
ИНН/КПП 5902183094/997750001

12/08.2005 № 09.1-14/10686

На № ____________ от [redacted]

05010623

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SEC MAIL PROCESSING SECTION RECEIVED AUG 18 2005 WASH, D.C. 213

Dear Sirs,

...ection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. January 18 - February 11, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

SUPPL

PROCESSED
AUG 22 2005
THOMSON FINANCIAL

dlw 8/22

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

January 18, 2005

Uralsviazinform effected the third coupon payment on monetary bond issue

On January 18, 2005 Uralsviazinform effected the third coupon payment on monetary bond issue of 03 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 3 bn, coupon interest rate – 14.25 per cent per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 71.05. The total value of payments amounted to RUR 213,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank PromstroyBank, St-Petersburg.

The Company's bond issue was placed with MICEX on July 22, 2003. The Organizers of placement were Renaissance Capital and PromstroyBank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 343) 379 12 19, e-mail: investor@gd.usi.ru

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

January 27, 2005

On January 27, 2005 the Uralsviazinform's Board of Directors appointed Anatoly J. Ufimkin Director General for a term of 2 years.

1. Share in Uralsviazinform's stock capital owned by Anatoly J. Ufimkin: 0.2269 per cent.
2. Uralsviazinform's common shares ratio owned by Anatoly J. Ufimkin: 0.2746 per cent.
3. Share in Uralsviazinform's subsidiary and dependent companies' stock capitals and common shares ratio in Uralsviazinform's subsidiary and/or dependent companies' owned by Anatoly J. Ufimkin:

Name of a company: JSC "Association "TV Channel"

Share in Company's stock capital owned by Anatoly J. Ufimkin: 43.5 per cent.

The Company's common shares ratio owned by Anatoly J. Ufimkin: 43.5 per cent.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 7, 2005

Uralsviazinform effected the tenth coupon payment on monetary bond issue

On February 7, 2005 Uralsviazinform effected the tenth coupon payment on monetary bond issue of 02 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 1 bn, coupon interest rate – 17.5 per cent per annum, payable quarterly.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 43.15. The total value of payments amounted to RUR 43,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank "Svyaz-Bank", Moscow.

The Company's bond issue was placed with MICEX on August 22, 2002. The Organizers of placement were Renaissance Capital and Web-Invest Bank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 343) 379 12 19, e-mail: investor@gd.usi.ru

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 11, 2005

The date the issuer's register shall be closed on.

On February 11, 2005 the Uralsviazinform' s Board of Directors stated the date the list of registered securities holders shall be drawn up on - February 13, 2005. The purpose of drawing up this list is the forthcoming extraordinary general meeting of the Company's shareholders.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 11, 2005

On February 11, 2005 the Uralsviazinform' s Board of Directors has ahead of time terminated the power of the following Managing Board Members: Vladimir I. Rybakin, Lydia V. Onuchina, Oleg P. Orlov.

Vladimir I. Rybakin:
1. Share in Uralsviazinform' s stock capital: 1.0335 per cent.
2. Share in Uralsviazinform' s common shares: 1.2842 per cent.

Lydia V. Onuchina:
1. Share in Uralsviazinform' s stock capital: 0.0109 per cent.
2. Share in Uralsviazinform' s common shares: 0,0135 per cent.

Oleg P. Orlov:
1. Share in Uralsviazinform' s stock capital: 0.0003 per cent.
2. Share in Uralsviazinform' s common shares: 0,0004 per cent.

Date of Vladimir I. Rybakin, Lydia V. Onuchina, and Oleg P. Orlov power termination: February 11, 2005.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 11, 2005

Calling of an extraordinary general shareholders meeting.

On February 11, 2005, the Uralsviazinform›s Board of Directors ordered:

1. To call an extraordinary general meeting of the Uralsviazinform shareholders in a form of the absentee vote.
2. To determine the last day of vote bulletins reception from the shareholders and their authorized representatives – March 31, 2005.
3. To approve the following agenda for the extraordinary general meeting of Shareholders:

Reorganization of OAO "Uralsviazinform" in the form of take-over of:
ZAO "Ermak RMS";
OOO "South Urals Cellular Phone";
OOO "TyumenRusCom";
OOO "Uralcom"
ZAO "VSNET",
and approval of :
The merger agreement between OAO "Uralsviazinform", and ZAO "Ermak RMS";
The merger agreement between OAO "Uralsviazinform", and OOO "South Urals Cellular Phone";
The merger agreement between OAO "Uralsviazinform", and OOO "TyumenRusCom";
The merger agreement between OAO "Uralsviazinform", and OOO "Uralcom";
The merger agreement between OAO "Uralsviazinform", and ZAO "VSNET".

4. To state, that along with the Uralsviazinform common shareholders, the vote right concerning the agenda of the extraordinary general meeting of Shareholders is given to the Uralsviazinform A type preference shareholders.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 11, 2005

On February 11, 2005, the Uralsviazinform's Board of Directors ordered:
To introduce at the extraordinary general meeting a question for debate
- on reorganization of OAO "Uralsviazinform" in the form of take-over of:
  ZAO "Ermak RMS";
  OOO "South Urals Cellular Phone";
  OOO "TyumenRusCom";
  OOO "Uralcom"
  ZAO "VSNET",
- and on approval of :
  The merger agreement between OAO "Uralsviazinform", and ZAO "Ermak RMS";
  The merger agreement between OAO "Uralsviazinform", and OOO "South Urals Cellular Phone";
  The merger agreement between OAO "Uralsviazinform", and OOO "TyumenRusCom";
  The merger agreement between OAO "Uralsviazinform", and OOO "Uralcom";
  The merger agreement between OAO "Uralsviazinform", and ZAO "VSNET".

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 376-81-71
e-mail: gd@gd.usi.ru, internet: www.usi.ru
ОКПО 01134530, ОГРН 1025900510349
ИНН/КПП 5902183094/997750001

12/08.2005 № 09 1-14/10685

На № ______________ от ________________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

Dear Sirs,

In connection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. March 11 - April 22, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 11, 2005

Uralsviazinform suspended the placement of monetary bond issue of 05 series.

On March 11, 2005 the Uralsviazinform's Board of Directors took the decision to suspend the placement of monetary bond issue of 05 series.
State registration number of the Securities issue, and the date of state registration: *4-08-00175-A, September 23, 2004.*

The quantity of issued securities and par value of each bond: 2,000,000 (two million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 2 bn.

The basis for suspending the placement of the Securities issue: decision of the Uralsviazinform's Board of Directors about introducing the alterations and addenda in the Decision on Securities issue and Prospectus on Securities issue.

The Protocol of the Meeting (Session), where the decision was taken to introduce alterations in the Decision on Securities issue and Prospectus on Securities issue was drawn up on March 11, 2005, №26 Protocol.

The suspense of placement of a monetary bond issue results in the following restrictions:
From the date the decision was taken to introduce alterations in the Decision on Securities issue and Prospectus on Securities issue up to the date the statement of the securities placement renewal was published in a periodical, the placement of Bonds (i.e. the issuer's disposal of the bonds to the first owners through effecting the civil bargains) is prohibited.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 11, 2005

The subsidiary of Uralsviazinform was renamed.

On March 11, 2005 the Uralsviazinform' s Board of Directors took the decision to rename its subsidiary called "Production of Mobile communication services of GSM standard" into "Interregional mobile communication subsidiary" of OAO «Uralsviazinform», address: 614002, ul. Ostrovsky 99, Perm, Russia.

The following alterations shall be introduced in the Company's Charter:

Item 5.2.8 shall be amended to read as follows:

"5.2.8. Interregional mobile communication subsidiary, address: 614002, ul. Ostrovsky 99, Perm, Russia."

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 31, 2005

The change in Uralsviazinform's asset value due to the substantial event.

On March 31, 2005 a substantial event occurred resulting in a single increase (decrease) of an issuer's asset value by more than 10 per cent: the start-up of new communication objects in the 4 quarter of 2004.
The issuer's asset value on September 9, 2004: RUR 36, 673, 017 thousand.
The issuer's asset value on January 31, 2004: RUR 40, 689, 256 thousand.

Thus, the asset value increased by 4,016,239 thousand or by 10,95 per cent.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 4, 2005

Uralsviazinform renews the placement of monetary bond issue of 05 series.

On April 4, 2005 the Uralsviazinform' s Board of Directors took the decision to repay the annual dividend for the 2004 fiscal year.

The registration number of the share issue, and the date of state registration:
Common personal shares - *1-07-00175-A, of September 9, 2003;*
Preferred personal shares - 2-01-00175-A, of September 9, 2003.

Total dividend rate and dividend rate per a share:
Common personal shares – RUR 484,481,730.30; RUR 0.015;
Preferred personal shares - RUR 212,354,008.85; RUR 0.0271.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 13, 2005

On March 31, 2005 (Protocol of the Meeting dated April 13) Uralsviazinform held the extraordinary general shareholders meeting in the form of an absentee vote.

The risen questions concerned:
- reorganization of OAO "Uralsviazinform" in the form of take-over of:
  ZAO "Ermak RMS";
  OOO "South Urals Cellular Phone";
  OOO "TyumenRusCom";
  OOO "Uralcom"
  ZAO "VSNET",
- and approval of :
  The merger agreement between OAO "Uralsviazinform", and ZAO "Ermak RMS";
  The merger agreement between OAO "Uralsviazinform", and OOO "South Urals Cellular Phone";
  The merger agreement between OAO "Uralsviazinform", and OOO "TyumenRusCom";
  The merger agreement between OAO "Uralsviazinform", and OOO "Uralcom";
  The merger agreement between OAO "Uralsviazinform", and ZAO "VSNET".

Result of the voting:

	Number of votes	Percentage of the total amount of votes given by the shareholders who participated in the meeting and had voting right on respective question of the agenda
Affirmative votes	**21 715 654 101**	**98.82%**
Negative votes	18 125 671	0.08%
Abstain	44 795 460	0.20%

Decisions taken by the general shareholders meeting:

- to reorganize OAO "Uralsviazinform" in the form of take-over of:
  ZAO "Ermak RMS";
  OOO "South Urals Cellular Phone";
  OOO "TyumenRusCom";
  OOO "Uralcom"
  ZAO "VSNET",

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

- and to approve:

The merger agreement between OAO "Uralsviazinform", and ZAO "Ermak RMS";

The merger agreement between OAO "Uralsviazinform", and OOO "South Urals Cellular Phone";

The merger agreement between OAO "Uralsviazinform", and OOO "TyumenRusCom";

The merger agreement between OAO "Uralsviazinform", and OOO "Uralcom";

The merger agreement between OAO "Uralsviazinform", and ZAO "VSNET".

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 14, 2005

On April 14, 2005 Uralsviazinform took the decision to launch the placement of monetary bond issue of 05 series.

State registration number of the Securities issue, and the date of state registration: *4-08-00175-A, September 23, 2004.*

The quantity of issued securities and par value of each bond: 2,000,000 (two million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 2 bn.

The date of launching placement of securities issue: April 21, 2005.

The date of launching placement of securities may be changed provided that the information on this change is published in news line and in Internet 1 day prior to the placement launching date, published in a present report.

The date of the placement suspense to be found out of those specified below:

1) 15th (the fifteenth) business day from the date of launching the securities placement;
2) The date of placement of the last bond of the issue. At that, the date of the placement suspense shall not be later than one year from the date of State registration of the securities issue.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 21, 2005

Uralsviazinform effected the first coupon payment on monetary bond issue of 05 series.

On April 21, 2004 Uralsviazinform effected the first coupon payment on monetary bond issue of 05 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 2 bn, coupon interest rate – 9.19 % per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 45.82. The total value of payments amounted to RUR 91,640 thousand.

Uralsviazinform has also defined the interest rates for the second, third, fourth, and fifth coupon payments on monetary bond issue of 05 series.

- **the second coupon payment**: coupon interest rate – 9.19 % per annum, total value of payments - RUR 91,640 thousand. The outpaid interest per one bond with par value of RUR 1,000 makes up RUR 45.82.
- **the third coupon payment**: coupon interest rate – 9.19 % per annum, total value of payments - RUR 91,640 thousand. The outpaid interest per one bond with par value of RUR 1,000 makes up RUR 45.82.
- **the fourth coupon payment**: coupon interest rate – 9.19 % per annum, total value of payments - RUR 91,640 thousand. The outpaid interest per one bond with par value of RUR 1,000 makes up RUR 45.82.
- **the fifth coupon payment**: coupon interest rate – 9.19 % per annum, total value of payments - RUR 91,640 thousand. The outpaid interest per one bond with par value of RUR 1,000 makes up RUR 45.82.

The Company's payment agent is Joint-Stock Commercial Bank PromstroyBank, St-Petersburg, and AKB "RosBank".

The Company's bond issue was placed with MICEX on April 21, 2005. The Organizers of placement were AKB RosBank and PromstroyBank. At present the bonds are traded on MICEX.

For additional information, please contact Investor Relations department:
tel. (007 343) 379 12 19, e-mail: investor@gd.usi.ru

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 22, 2005

Uralsviazinform ceased the placement of monetary bond issue of 05 series.

On April 21, 2005 the Uralsviazinform's Board of Directors took the decision to cease the placement of monetary bond issue of 05 series.
State registration number of the Securities issue, and the date of state registration: 4-08-00175-A, September 23, 2004.

The quantity of issued securities and par value of each bond: 2,000,000 (two million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 2 bn.

Uralsviazinform informs, that in the placement period no deals of interest or large deals were effected by the issuer.

In the placement period 100 per cent of issue securities were placed. Mode of payment: RUR, non-cash payment.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 376-81-71
e-mail: gd@gd.usi.ru, internet: www.usi.ru
ОКПО 01134530, ОГРН 1025900510349
ИНН/КПП 5902183094/997750001

12/08.2005 № 09.1-14/10687

На № ______________ от ________________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SEC MAIL PROCESSING SECTION RECEIVED AUG 18 2005 WASH. D.C. 213

Dear Sirs,

In connection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. May 03 - May 12, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 3, 2005

Uralsviazinform calls a combined general shareholders meeting.

On April 29, 2005, the Uralsviazinform' s Board of Directors took the decision to call the annual general meeting of Uralsviazinform shareholders, which shall be a combined general meeting of Uralsviazinform shareholders and the shareholders of :

- ZAO "Ermak RMS";
- OOO "South Urals Cellular Phone";
- OOO "TyumenRusCom";
- OOO "Uralcom"
- ZAO "VSNET" (further read: Joining companies) (further read: a combined annual general shareholders meeting).

The meeting will be held in the form of the presence of the shareholders.
The items to be resolved at the meeting:

- the questions of the annual general shareholder meeting agenda;
- alterations and additions to the Charter of OJSC Uralsviazinform, connected with the reorganization of OJSC Uralsviazinform in the form of take-over of the Joining companies;
- taking decisions on the questions risen for the voting (the vote bulletins shall be delivered to the voters prior to the date of a combined annual general meeting of shareholders).

Date of the meeting – June 23, 2005.
Place of the meeting - 620151, 143 ul. Mamina-Sibiryaka, Ekaterinburg, Russia

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 3, 2005

On April 29, 2005 the Uralsviazinform' s Board of Directors took the decision to create the "Interregional information-network technologies subsidiary" of OAO «Uralsviazinform», address: 620144, 96 ul. Frunze, Ekaterinburg, Russia, and ordered:

- to approve the Regulation on the "Interregional information-network technologies subsidiary" of OAO «Uralsviazinform»
- to introduce the following alterations to the Charter of the Company: item 5.2 shall be supplemented with a new sub-item 5.2.10 to read as follows:
  "Interregional information-network technologies subsidiary" of OAO «Uralsviazinform», address: 620144, 96 ul. Frunze, Ekaterinburg, Russia

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 3, 2005

On April 29, 2005 the Uralsviazinform Board of Directors determined the date on which the List of Uralsviazinform personal shareholders shall be drawn up: May 6, 2005 (the Protocol № 30 of the Session).

The List is intended for the combined annual general meeting of the Company's shareholders.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 6, 2005

Uralsvyazinform effected the first coupon payment on monetary bond issue of 04 series.

On May 5, 2005 Uralsviazinform effected the first coupon payment on monetary bond issue of 04 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 3 bn, coupon interest rate – 9.99 % per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 49.81. The total value of payments amounted to RUR 149.430 thousand.

The Company's payment agents are Joint-Stock Commercial Bank PromstroyBank, St-Petersburg, and AKB "RosBank", Moskow.

The Company's bond issue was placed with MICEX on April 11, 2004. The Organizers of placement were RosBank and PromstroyBank. At present the bonds are traded on MICEX.

For additional information, please contact Investor Relations department:
tel. (007 343) 379 12 19, e-mail: investor@gd.usi.ru

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 12, 2005

Uralsviazinform effected the eleventh coupon payment on monetary bond issue

On May 12, 2005 Uralsviazinform effected the eleventh coupon payment on monetary bond issue of 02 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 1 bn, coupon interest rate – 17.5 per cent per annum, payable quarterly.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 43.15. The total value of payments amounted to RUR 43,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank "Svyaz-Bank", Moscow.

The Company's bond issue was placed with MICEX on August 22, 2002. The Organizers of placement were Renaissance Capital and Web-Invest Bank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 343) 379 12 19, e-mail: investor@gd.usi.ru

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 12, 2005

On May 12, 2005 the Uralsviazinform' s Board of Directors took the decision to advise the Combined Annual General Shareholders Meeting, to be held on June 23, 2005, to take the decision on the payment of the annual dividend rate for the year 2004:

- preference shares – RUR 0.0271 per a share, by August 22, 2005;
- common shares – RUR 0,015 per a share, by December 15, 2005.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 12, 2005

On May 12, 2005 the Uralsviazinform Board of Directors approved the following agenda for the Combined Annual General Meeting of Uralsviazinform Shareholders to be held on June 23, 2005:

1. Introduction of amendments and additions to the Charter of the Company in connection with the reorganization.
2. Approval of the Annual Report, the annual financial statements, including the profit and loss statement, distribution of profit and losses of the Company as of the reporting (2004) fiscal year.
3. Setting the amount of annual dividend as of 2004, the form and terms of dividend repayment for each type of shares.
4. Election of the Board of Directors members.
5. Approval of the amended Charter of OJSC "Uralsvyazinform".
6. Introduction of the amendments and additions to the Procedure of Holding the Annual General Meetings of Shareholders of OJSC "Uralsvyazinform".
7. Introduction of the amendments and additions to the Provision on the Board of Directors of OJSC "Uralsvyazinform".
8. Election of the Audit Commission members.
9. Nomination of the Company Auditor for 2005.
10. Setting the amount of the annual remuneration paid to the Board of Directors' members.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 12, 2005

On May 12, 2005 the Uralsviazinform Board of Directors has ahead of time terminated the power of the following Managing Board Members: Victor P. Sanachev, Nickolai A. Saraev, Alexander P. Fedoseev, and Yuri V. Shabalin.

The Uralsviazinform Board of Directors ordered to introduce the following members into the Managing Board:

Sergey V. Akimenko, Deputy Human Resources Director General

Igor D. Bychkov, Technical director, Deputy Director General

Gennady B. Kitaev, Director of Chelyabinsk Telecommunication subsidiary, Deputy Director General.

Vladimir I. Krivoschekov, Director of Kurgan Telecommunication subsidiary, Deputy Director General.

Sergey D. Tribunsky, Director of Jamalo-Nenezk Telecommunication subsidiary, Deputy Director General

Valery A. Tchernyshov, Finance and Economic Director, Deputy Director General.

Victor P. Sanachev

1. Share in Uralsviazinform's stock capital: 0.00000125 per cent.
2. Uralsviazinform's common shares ratio: *0.00000155* per cent.

Nickolai A. Saraev

1. Share in Uralsviazinform's stock capital: *0,1488* per cent.
2. Uralsviazinform's common shares ratio: *0,1752* per cent.

Alexander P. Fedoseev

1. Share in Uralsviazinform's stock capital: 0,0019 per cent.
2. Uralsviazinform's common shares ratio: 0,0024 per cent.

Yuri V. Shabalin

1. Share in Uralsviazinform's stock capital: 0,0054 per cent.
2. Uralsviazinform's common shares ratio: 0,0058 per cent

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Sergey V. Akimenko
1. Share in Uralsviazinform's stock capital: 0,00033 per cent.
2. Uralsviazinform's common shares ratio: 0,00041 per cent.

Igor D. Bychkov
1. Share in Uralsviazinform's stock capital: 0,00008 per cent.
2. Uralsviazinform's common shares ratio: 0,0001 per cent.

Gennady B. Kitaev
1. Share in Uralsviazinform's stock capital: 0,0026 per cent.
2. Uralsviazinform's common shares ratio: 0,00 per cent.

Vladimir I. Krivoschekov
1. Share in Uralsviazinform's stock capital: 0,0016 per cent.
2. Uralsviazinform's common shares ratio: 0,00027 per cent.

Sergey D. Tribunsky
1. Share in Uralsviazinform's stock capital: 0,0019 per cent.
2. Uralsviazinform's common shares ratio: 0,0013 per cent.

Valery A. Tchernyshov
1. Share in Uralsviazinform's stock capital: 0,0073 per cent.
2. Uralsviazinform's common shares ratio: 0,003 per cent.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 376-81-71
e-mail: gd@gd.usi.ru, internet: www.usi.ru
ОКПО 01134530, ОГРН 1025900510349
ИНН/КПП 5902183094/997750001

12/08.2005 № 09.1-14/10688

На № ______________ от ________________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SEC MAIL PROCESSING
RECEIVED
AUG 18 2005
WASH, D.C. 213 SECTION

Dear Sirs,

In connection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. June 14 - July 20, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

June 14, 2005

FFMS registered the results of the bond issue

On June 8, 2005 the Federal Financial Markets Service (FFMS) of the Russian Federation registered the Report on the Securities issue results concerning the monetary bond issue of 05 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 2 bn, coupon interest rate – 9.19 % per annum, payable every half-year.
The outpaid interest per one bond with par value of RUR 1,000 made up RUR 45.82.
The total value of payments amounted to RUR 91,640 thousand.

On June 10, 2005 Uralsviazinform was informed of the fact of registration.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

June 15, 2005

On June 7, 2005 the Uralsviazinform Board of Directors took the following decisions, reflected in the Protocol of June 10, 2005 :

1. To close down the Uralsviazinform subsidiary "Mobile technologies production", address 614010 Smirnov St 4, Perm, Russia.
2. To introduce alterations into the Company's Charter: exclude the sub-item 5.2.9. from item 5.2. The sub-item 5.2.10. shall be regarded as sub-item 5.2.9.
3. The Company's Managing Board should notify the local registering authorities of introducing changes to the Company's Charter and ensure deregistration of the Company's subsidiary "Mobile technologies production" in local taxation bodies.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

June 23, 2005

Uralsviazinform held the annual general shareholders meeting.

On June 23, 2005 Uralsviazinform held the annual general meeting of Uralsviazinform shareholders, which was a combined general meeting of Uralsviazinform shareholders and the shareholders of : ZAO "Ermak RMS";
OOO "South Urals Cellular Phone";
OOO "TyumenRusCom";
OOO "Uralcom".

The meeting was held in the form of the presence of the shareholders.

With account of the voting results the following decisions were taken:

1. To introduce changes and additions to the Company's Charter in connection with the reorganization.
2. To approve the Annual Report, the annual financial statements of the Company including the profit and loss statement (profit and loss accounts), and profit and loss distribution statement by the results of a financial year reported on (2004).
3. To repay the annual dividend for the 2004 fiscal year:

For preferred shares in the amount of RUR 0.0271 per one share in money form until August 22, 2005;

For common shares in the amount of RUR 0.015 per one share in money form until December 15, 2005.

4. Election of Board of Directors members:
   - Sergey I. Kuznetsov
   - Anatoly J. Ufimkin
   - Boris D. Antonyuk
   - Alla B. Grigorjeva
   - Vladimir V. Kozin
   - Vladimir I. Adzhalov
   - Sergey V. Chernogorodsky
   - Evgeny A. Chechelnitsky
   - Vladimir V. Dudchenko
   - Sergey Y. Yurpalov

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

- Vladimir A. Statyin

5. To approve the amended Charter of OJSC Uralsviazinform.
6. To introduce alterations and additions to the Procedure of Holding the Annual General Meeting of Shareholders of OJSC Uralsviazinform.
7. To introduce alterations and addenda in the Provision on the Uralsviazinform Board of Directors.
8. To elect the Audit Commission consisting of:
   8.1. Svetlana N. Bocharova
   8.2. Bogdan I. Golubizky
   8.3. Natalia V. Feoktistova
   8.4. Alexander I. Tkachev
   8.5. Elena B. Zabuzova
   8.6. Pavel V. Navoev
   8.7. Olga G. Koroleva
9. To nominate OOO "Ernst and Young" as the Auditor of OJSC "Uralsvyazinform" for 2005.
10. To approve the following standard (interest-based) amounts of annual remuneration payable to the Board of Directors' members, who are elected at the present General Meeting of Shareholders:
    - 0.095% of the company's EBITDA in accordance with the financial statements as of 2005 prepared under IFRS (International Accounting Standards);
    - 0.118% of the company's net profit distributed in the form of dividend as of 2005.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

June 27, 2005

Uralsviazinform announced the annual dividend repay.

On June 23, 2005 the Uralsviazinform' s Board of Directors took the decision to announce the annual dividend repay for the 2004 fiscal year.

The registration number of the share issue, and the date of its state registration:
Common personal shares - *1-07-00175-A*, of September *9, 2003;*
Preferred personal shares - *2-01-00175-A*, of September *9, 2003.*

Total dividend rate and dividend rate per a share:
Common personal shares – RUR 484,481,730.30; RUR 0.015;
Preferred personal shares - RUR 212,354,008.85; RUR 0.0271.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

July 20, 2005

Uralsviazinform effected the fourth coupon payment on monetary bond issue

On July 20, 2005 Uralsviazinform effected the fourth coupon payment on monetary bond issue of 03 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 3 bn, coupon interest rate – 14.25 per cent per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 71.05. The total value of payments amounted to RUR 213,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank PromstroyBank, St-Petersburg.

The Company's bond issue was placed with MICEX on July 22, 2003. The Organizers of placement were Renaissance Capital and PromstroyBank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 343) 379 12 19, e-mail: investor@gd.usi.ru

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

July 20, 2005

On July 20, 2005 the Uralsviazinform' s Board of Directors took the decision:

1. To form the Managing Board of OJSC Uralsviazinform, consisting of 12 members:

Chairman of the Managing Board – Anatoly J. Ufimkin, Director General
Managing Board Members:
Sergey V. Akimenko, Deputy Director General on Human Resources
Svetlana I. Balueva, Chief Accountant
Andrei J. Belobokov, Deputy Director General on Strategic Planning
Sergey M. Bershev, Deputy Director General - Commercial Director
Igor D. Bychkov, Deputy Director General – Technical Director
Constantine Y. Kravchenko, Director of Telecommunication Department of OJSC "Sviazinvest"
Andrei M. Levizky, Deputy Director of the Finance Department of OJSC "Sviazinvest"
Valeriy A. Menshenin, Deputy Director General on Security
Dmitry I. Samoilov, Deputy Director General on Corporative Development
Vitaly V. Stoyanov, Deputy Director General on Capital Construction
Valery A. Chernyshev, Deputy Director General – Finance and Economic Affairs Director.

2. To determine the term of appointment of the Members of the Managing Board of OJSC Uralsviazinform – from July 21, 2005 up to July 31, 2006.

Anatoly J. Ufimkin

1. Share in Uralsviazinform' s stock capital owned by Anatoly J. Ufimkin: 0.2269 per cent.
2. Uralsviazinform' s common shares ratio owned by Anatoly J. Ufimkin: 0.2747 per cent.

Sergey V. Akimenko

1. Share in Uralsviazinform' s stock capital owned by Sergey V. Akimenko: 0.00033 per cent.
2. Uralsviazinform' s common shares ratio owned by Sergey V. Akimenko: 0.00041 per cent.

Svetlana I. Balueva

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

1. Share in Uralsviazinform' s stock capital owned by Svetlana I. Balueva: 0.00037 per cent.

2. Uralsviazinform' s common shares ratio owned by Svetlana I. Balueva: 0.00046 per cent.

Andrei J. Belobokov

1. Share in Uralsviazinform' s stock capital owned by Andrei J. Belobokov: no share.

2. Uralsviazinform' s common shares ratio owned by Andrei J. Belobokov: no share.

Sergey M. Bershev

1. Share in Uralsviazinform' s stock capital owned by Sergey M. Bershev: no share.

2. Uralsviazinform' s common shares ratio owned by Sergey M. Bershev: no share.

Igor D. Bychkov

1. Share in Uralsviazinform' s stock capital owned by Igor D. Bychkov: 0.00008 per cent.

2. Uralsviazinform' s common shares ratio owned by Igor D. Bychkov: 0.00009 per cent.

Constantine Y. Kravchenko

1. Share in Uralsviazinform' s stock capital owned by Constantine Y. Kravchenko: no share.

2. Uralsviazinform' s common shares ratio owned by Constantine Y. Kravchenko: no share.

Andrei M. Levizky

1. Share in Uralsviazinform' s stock capital owned by Andrei M. Levizky: no share.

2. Uralsviazinform' s common shares ratio owned by Andrei M. Levizky: no share.

Valeriy A. Menshenin

1. Share in Uralsviazinform' s stock capital owned by Valeriy A. Menshenin: no share.

2. Uralsviazinform' s common shares ratio owned by Valeriy A. Menshenin: no share.

Dmitry I. Samoilov

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

1. Share in Uralsviazinform' s stock capital owned by Dmitry I. Samoilov: no share.

2. Uralsviazinform' s common shares ratio owned by Dmitry I. Samoilov: no share.

Vitaly V. Stoyanov

1. Share in Uralsviazinform' s stock capital owned by Vitaly V. Stoyanov: 0.0027 per cent.

2. Uralsviazinform' s common shares ratio owned by Vitaly V. Stoyanov: 0.0011 per cent.

Valery A. Chernyshev

1. Share in Uralsviazinform' s stock capital owned by Vitaly V. Stoyanov: 0.0074 per cent.

2. Uralsviazinform' s common shares ratio owned by Vitaly V. Stoyanov: 0.003 per cent.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 376-81-71
e-mail: gd@gd.usi.ru, internet: www.usi.ru
ОКПО 01134530, ОГРН 1025900510349
ИНН/КПП 5902183094/997750001

15/08.2005 № 09.1-14/10707

На № ______________ от ________________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 18 2005
WASH. D.C.
213

Dear Sirs,

In connection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. August 3 – August 8, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Nadezhda A. Chestvilova
+7 343 379 18 58

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

August 3, 2005

Change in Uralsviazinform's net profit.

On August 1, 2005 a substantial event occurred resulting in a single increase (decrease) of an issuer's net profit (net loss) by more than 10 per cent: the increase in interest payments on credits and loans, expenses for the previous periods inclusive.

Net profit of the issuer for the reporting period (quarter, year), preceding the reporting period the present substantial event occurred in: RUR 946,508,000.

Net profit of the issuer for the reporting period the substantial fact occurred in: RUR 790,342,000.

The change of net profit (net loss) of the issuer in absolute relation and percentage: by RUR 156,166,000 or –16,5 per cent.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

August 8, 2005

Uralsviazinform effected the twelfth coupon payment on monetary bond issue

On August 8, 2005 Uralsviazinform effected the twelfth coupon payment on monetary bond issue of 02 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 1 bn, coupon interest rate – 17.5 per cent per annum, payable quarterly.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 43.15. The total value of payments amounted to RUR 43,150 thousand.

The total value of coupon income and par value of the bond issue made up RUR 1,043,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank "Svyaz-Bank", Moscow.

The Company's bond issue was placed with MICEX on August 22, 2002. The Organizers of placement were Renaissance Capital and Web-Invest Bank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 3422) 343 872, 905 863, e-mail: investor@usi.ru

Equities and IR Department
Nadezhda A. Chestvilova
Tel. +7 (343) 379 18 58
E-mail: chestvilova@gd.usi.ru